UNITED STATES

                             SECURITIES AND EXCHANGE COMMISSION
                                        WASHINGTON,     D . C . 20549



    DIVISION OF
CORPORATION FINANCE




                                                              February 4, 2019

Dwight L. Merriman
Managing Director, Chief Executive Officer
BLACK CREEK INDUSTRIAL REIT IV Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

        Re: BLACK CREEK INDUSTRIAL REIT IV Inc.
            Registration Statement on Form S-11
            Filed January 4, 2019
            File No. 333-229136

Dear Mr. Merriman:

        This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Sara von Althann at 202-551-3207 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate and
                                                              Commodities